Contact

www.linkedin.com/in/martinbanke
(LinkedIn)
www.ceramicspeed.com
(Company)

Top Skills

Cycling
Sales Management
Sports

Languages

English

Martin Banke

Executive Vice President at CeramicSpeed
South Denmark, Denmark

Experience

CeramicSpeed

Executive Vice President
June 2010 - Present (13 years 3 months)

As the EVP for CeramicSpeed's activities in the bicycle industry I have a very broad job description.
I'm responsible for the global development of our business. This includes both B2B (global distribution network and OEM) and B2C sales, global sales- and marketing strategy, product development, financing of a growth company etc.
I'm a generalist specialized in growth business in the bicycle industry.

EnergySport A/S

COO
2003 - 2010 (7 years)

During my 7 years with EnergySport I went from being a trainee through almost any possible position within the company.
This was where I developed my commercial sense on top of my engineering background.
The company underwent a huge developed from being a small player in Denmark to covering entire Scandinavia as an exclusive distributor for major brands like Assos, SIDI, Zipp, Speedplay etc.
During my years with EnergySport I developed a broad network in the international bicycle business.

Education

Engineering College of Copenhagen

Bachelor of Science, Production Engineer · (2001 - 2005)